PB 3/12



SECU[illegible] 07003787 [illegible]SION


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH. D.C.
186
SECTION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-17208 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waters, Parkerson & Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

228 St. Charles Avenue - Suite 512
(No. and Street)

| New Orleans | Louisiana | 70130 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie W. Burlingame (504) 588-2726
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pedelahore & Co., LLP - Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

| 1010 Common St., Suite 2100 | New Orleans | Louisiana | 70112 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, David T. Pointer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waters, Parkerson & Co., Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

**ROBERT E. TARCZA**
**ATTORNEY / NOTARY PUBLIC**
**BAR NO. 12655**
**PARISH OF ORLEANS, LOUISIANA**
**MY COMMISSION IS ISSUED FOR LIFE**

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (n) Independent Auditor's Report Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
2007
WASH. D.C.
186
SECTION

# Waters, Parkerson & Co., Inc.

Financial Report

Year Ended December 31, 2006

Table Of Contents

# PEDELAHORE & CO., LLP

*Certified Public Accountants*


## Independent Auditor's Report

To the Board of Directors
Waters, Parkerson & Co., Inc.
New Orleans, Louisiana

We have audited the accompanying statement of financial condition of Waters, Parkerson & Co., Inc. as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waters, Parkerson & Co., Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pedelahore & Co., LLP

February 26, 2007



1010 Common Street, Suite 2100, New Orleans, LA 70112 (504)522-8708
103 N. Laurel St., Amite, LA 70422 (985)748-4108 ◊ 1801 CM Fagan Drive, Suite 2, Hammond, LA 70403 (985)230-0049
Members – American Institute of CPA's – Society of Louisiana CPA's

## Liabilities And Stockholders' Equity

| | |
|---|---|
| **Liabilities** | |
| Payable to brokers-dealers and clearing organizations | $ - |
| Payable to customers | 493,698 |
| Accounts payable and accrued expenses | 1,027,981 |
| | 1,521,679 |
| **Commitments, Contingencies And Guarantees** | |
| **Stockholders' Equity** | |
| Common stock, authorized 10,000 shares at no par value, issued 8,710 shares | 183,168 |
| Additional paid-in capital | 176 |
| Retained earnings | 1,235,312 |
| Less 4,974 shares of common stock in treasury, at cost | (377,308) |
| | 1,041,348 |
| | $ 2,563,027 |

The Notes to Financial Statements are an integral part of these financial statements.

**Waters, Parkerson & Co, Inc.**
Statement Of Income
For the Year Ended December 31, 2006

| | |
|---|---|
| **Revenues** | |
| Investment supervision fees | $ 3,338,383 |
| Commissions and other fee income | 1,782,681 |
| Unusual item - insurance proceeds, hurricane loss claim | 120,679 |
| Interest and dividends | 35,319 |
| Other income | 2,857 |
| | 5,279,919 |
| **Expenses** | |
| Employee compensation and benefits | 4,357,729 |
| Communications and data processing | 315,125 |
| Occupancy and equipment rentals | 256,308 |
| Commissions and floor brokerage | 50,709 |
| Taxes, other than income taxes | 16,119 |
| Other expenses | 243,593 |
| | 5,239,583 |
| Income before income taxes | 40,336 |
| Provision for income taxes | 5,144 |
| **Net Income** | $ 35,192 |
| Earnings per share of common stock, based on 3,736 shares outstanding | $ 9.42 |

The Notes to Financial Statements are an integral part of these financial statements.

**Waters, Parkerson & Co., Inc.**

Statement Of Changes In Stockholders' Equity

For the Year Ended December 31, 2006

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Treasury Stock | Total Stockholders' Equity |
|---|---|---|---|---|---|
| Balance, beginning | $ 183,168 | $ 176 | $ 1,200,120 | $ (377,308) | $ 1,006,156 |
| Net income | - | - | 35,192 | - | 35,192 |
| Balance, ending | $ 183,168 | $ 176 | $ 1,235,312 | (377,308) | $ 1,041,348 |

The Notes to Financial Statements are an integral part of these financial statements.

## Waters, Parkerson & Co, Inc.

Statement Of Changes In Subordinated Borrowings

For the Year Ended December 31, 2006

| | |
|---|---|
| **Subordinated borrowings at January 1, 2006** | $ - |
| Increases: | |
| Issuance of subordinated notes | - |
| Decreases: | |
| Payments of subordinated notes | - |
| **Subordinated borrowings at December 31, 2006** | $ - |

The Notes to Financial Statements are an integral part of these financial statements.

**Waters, Parkerson & Co, Inc.**

Statement Of Cash Flows

For the Year Ended December 31, 2006

| | |
|---|---|
| **Cash Flows From Operating Activities** | |
| Net income | $ 35,192 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | |
| Depreciation | 19,379 |
| (Increase) decrease in: | |
| Cash segregated under federal regulations | (328,779) |
| Deposits with clearing organizations and others | 833 |
| Receivable from customers | 42,457 |
| Other assets | 33,577 |
| Increase (decrease) in: | |
| Payable to customers | 175,743 |
| Accounts payable and accrued expenses | 299,235 |
| Net cash provided by operating activities | 277,637 |
| **Cash Flows From Investing Activities** | |
| Purchases of equipment | (9,057) |
| Purchase of securities | (32,357) |
| Net cash used by investing activities | (41,414) |
| **Net Increase In Cash And Cash Equivalents** | 236,223 |
| Cash and cash equivalents at beginning of year | 199,681 |
| Cash and cash equivalents at end of year | $ 435,904 |
| Supplemental cash flows disclosures: | |
| Cash paid (refunded) for income taxes | $ (4,000) |

The Notes to Financial Statements are an integral part of these financial statements.

# Waters, Parkerson & Co., Inc.
Notes To Financial Statements
Year Ended December 31, 2006

**Note 1. Significant Accounting Policies**

Organization and Nature of Business

Waters, Parkerson & Co., Inc. (the Company) is a Louisiana Corporation. The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange and the National Association of Securities Dealers (NASD).

Basis of Presentation

The Company maintains its books on the accrual method of accounting and is engaged in a single line of business as a securities broker-dealer, which comprises several services, including investment portfolio management, advisory services and execution of trade orders and transactions.

Securities Transactions

Customer securities transactions are recorded on a settlement date basis, with related commission income and expenses recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at the lower of cost or market values, and securities not readily marketable are valued at estimated fair values as determined by management.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

**Waters, Parkerson & Co., Inc.**
Notes To Financial Statements
Year Ended December 31, 2006

Income Taxes

Income taxes are calculated based on the tax effects of transactions reported in the financial statements. The provision on the statement of income consists of taxes currently due. Deferred tax assets and liabilities, which result from different reporting methods for the financial statements versus the tax return, are not considered material to the financial statements.

Depreciation

Depreciation is provided on a straight-line or accelerated basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the economic useful life of the improvements. Depreciation and amortization charged to operations in 2006 was $19,379.

Cash Equivalents

For purposes of the Statement of Cash Flows, cash and cash equivalents include money market accounts and highly liquid investments with original maturities of less than ninety days.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006, the Company's uninsured cash balances totals $2,283,198.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Note 2. Cash Segregated Under Federal Regulations**

Cash of $1,512,913 has been segregated in special reserve bank accounts for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

**Note 3. Receivable From And Payable To Broker-Dealers And Clearing Organizations**

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2006, consist of the following:

| | Receivables | Payable |
|---|---|---|
| Securities failed-to-receive | $ - | $ - |

**Note 4. Receivable From And Payable To Customers**

Amounts receivable from and payable to customers include amounts due on uncompleted transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

**Note 5. Securities Owned**

Marketable securities owned consist of investment securities comprised of corporate stocks and are recorded at lower of cost or market. At December 31, 2006, these securities had a market value of $92,370. Securities not readily marketable include investment securities for which there is no market on a securities exchange or independent publicly quoted market, or that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2006, these securities consisted of corporate stocks carried at estimated fair values of $9,607.

**Note 6. Line Of Credit**

The Company has a $2,000,000 revolving line of credit with a local bank. Interest is payable monthly at the bank's prime rate. The note is secured by all property (i.e., all accounts, funds, securities, or financial instruments) owned by the Company, or in which the Company has an interest, that is on deposit with or held by the bank. At December 31, 2006 none of the line of credit had been utilized.

**Note 7. Subordinated Borrowings**

There were no borrowings under subordination agreements at December 31, 2006.

**Note 8. Retirement Plans**

The Company provides a 401(k) profit sharing plan for the benefit of eligible employees. The plan provides for partial vesting after two years and full vesting after six years of service. Also, employees can elect through salary reduction to contribute to the plan as allowed by Section 401(k) of the Internal Revenue Code. Company profit sharing and 401(k) contributions to the plan are discretionary as determined by the Company's board of directors. For 2006, the Company has accrued a contribution to the plan of $167,330.

**Note 9. Financial Instruments With Off-Balance-Sheet Risk**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

**Note 10. Operating Lease Commitments**

In May 2006, the Company renewed the lease for its office facilities under a non-cancelable operating lease expiring in July 2009. Base monthly rent for the current year is $6,942, with annual increases in rent of $1,811 per year for each year thereafter. Office rental expense for 2006 was $84,815, and is included in occupancy and equipment rentals expense on the statement of income.

Future minimum rental payments under the office lease are as follows:

|  |  |
|---|---|
| 2007 | $ 87,683 |
| 2008 | 89,494 |
| 2009 | 52,821 |
| | $229,998 |

The Company also leases vehicles under operating leases expiring on various dates through April 2009. Annual rental expense on these leases in 2005 was $24,960.

Future minimum lease payments under non-cancelable vehicle leases as of December 31, 2006, are as follows:

|  |  |
|---|---|
| 2007 | $ 19,758 |
| 2008 | 18,954 |
| 2009 | 1,800 |
| | $ 40,512 |

## Note 11. Guarantees and Indemnifications

FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees* of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements, such as those that follow.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. In addition, the Company provides certain representations and warranties in connection with a variety of commercial transactions, which may also provide standard indemnifications to certain counterparties. These indemnifications generally are standard contractual terms.

The maximum potential amount of future payments, if any, that the Company would be required to make under the above indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these type of arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

**Note 12. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "Applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2006, the Company had net capital of $881,323, which was $631,323, in excess of its required net capital of $250,000. The Company's net capital ratio was 1.2685 to 1.

There are no proposed capital withdrawals scheduled within the six-month period following December 31, 2006.

**Note 13. Income Taxes**

The provision for income taxes consists of the following:

| | |
|---|---|
| Current tax expense | $ 7,544 |
| Current tax beneift | (2,400) |
| | $ 5,144 |

The Company has income tax credits totaling $32,527 that may be offset against future federal income taxes. If not used the credits will expire in year 2025.

## Supplementary Information

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART II

BROKER OR DEALER Waters, Parkerson & Co., Inc. as of 12/31/06

## COMPUTATION OF NET CAPITAL

|  | | | |
|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Conditon - Item 1800 | | $ 1,041,348 | 3480 |
| 2. Deduct Ownership equity not allowable for Net Capital | | ( ) | 3490 |
| 3. Total ownership equity qualified for Net Capital | | 1,041,348 | 3500 |
| 4. Add: | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | 3520 |
| B. Other (deductions) or allowable credits (List) | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | $ 1,041,348 | 3530 |
| 6. Deductions and/or charges: | | | |
| A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | $ 144,723 (3540) | | |
| 1. Additional charges for customers' and non-customers' security accounts | $ (3550) | | |
| 2. Additional charges for customers' and non-customers' commodity accounts | (3560) | | |
| B. Aged fail-to-deliver | (3570) | | |
| 1. Number of items (3450) | | | |
| C. Aged short security differences-less reserve of $ (3460) number of items (3470) | (3580) | | |
| D. Secured demand note deficiency | (3590) | | |
| E. Commodity futures contracts and spot commodities - proproetary capital charges | (3600) | | |
| F. Other deductions and/or charges | 5,000 (3610) | | |
| G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) | (3615) | | |
| H. Total deductions and/or charges | | ( 149,723) | 3620 |
| 7. Other additions and/or allowable credits (List) | | | 3630 |
| 8. Net capital before haircuts on securities positions | | $ 891,625 | 3640 |
| 9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)): | | | |
| A. Contractual securities committments | $ (3660) | | |
| B. Subordinated securities borrowings | (3670) | | |
| C. Trading and investment securities: | | | |
| 1. Bankers' acceptances, certificates of deposit and commercial paper | (3680) | | |
| 2. U.S. and Canadian government obligations | (3690) | | |
| 3. State and municipal government obligations | (3700) | | |
| 4. Corporate obligations | (3710) | | |
| 5. Stocks and warrants | 10,302 (3720) | | |
| 6. Options | (3730) | | |
| 7. Arbitrage | (3732) | | |
| 8. Other securities | (3734) | | |
| D. Undue Concentration | (3650) | | |
| E. Other (List) | (3736) | ( 10,302) | 3740 |
| 10. Net Capital | | $ 881,323 | 3750 |

OMIT PENNIES

**Waters, Parkerson & Co., Inc.**
Reconciliation of Net Capital Computation
With The Most Recent FOCUS Report Filed By Firm
December 31, 2006

Schedule 1 (continued)

Net capital in the most recent focus report filed by the firm was $888,891. See reconciliation below for the difference of $(7,568).

| | Total Allowable Assets | Total Nonallowable Assets | Total Allowable Liabilities | Total Ownership Equity | Net Capital |
|---|---|---|---|---|---|
| Amount reported on most recent FOCUS Report filed by Firm | $ 2,419,993 | $ 140,779 | $ 1,515,800 | $ 1,044,972 | $ 888,891 |
| Year-end and auditor's adjustments | (1,689) | 3,944 | 5,879 | (3,624) | (7,568) |
| Amount per Audit Report | $ 2,418,304 | $ 144,723 | $ 1,521,679 | $ 1,041,348 | $ 881,323 |

Schedule 2

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART II

BROKER OR DEALER Waters, Parkerson & Co., Inc. as of 12/31/06

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
**(See Rule 15c3-3, Exhibit A and Related Notes)**

### CREDIT BALANCES

| Line | Description | Amount | Code | Total | Code |
|---|---|---|---|---|---|
| 1. | Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) ▼46 | $ 494,038 | 4340 | | |
| 2. | Monies borrowed collateralized by securities carried for the accounts of customers (see Note B) | | 4350 | | |
| 3. | Monies payable against customers' securities loaned (see Note C) | | 4360 | | |
| 4. | Customers' securities failed to receive (see Note D) | | 4370 | | |
| 5. | Credit balances in firm accounts which are attributable to principal sales to customers | | 4380 | | |
| 6. | Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days | | 4390 | | |
| 7. | **Market value of short security count differences over 30 calendar days old | | 4400 | | |
| 8. | **Market value of short securities and credits (not to be offset by logs or by debits) *in all suspense* accounts over 30 calendar days ▼47 | | 4410 | | |
| 9. | Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days | | 4420 | | |
| 10. | Other (List) | | 4425 | | |
| 11. | TOTAL CREDITS | | | $ 494,038 | 4430 |

### DEBIT BALANCES

| Line | Description | Amount | Code | Total | Code |
|---|---|---|---|---|---|
| 12. | **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3 | $ 109,500 | 4440 | | |
| 13. | Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver | | 4450 | | |
| 14. | Failed to deliver of customers' securities not older than 30 calendar days | | 4460 | | |
| 15. | Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F) | | 4465 | | |
| 16. | Other (List) ▼48 | | 4469 | | |
| 17. | **Aggregate debit items | | | $ 109,500 | 4470 |
| 18. | **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i) | | | ( ) | 4471 |
| 19. | **TOTAL 14c3-3 DEBITS | | | $ 109,500 | 4472 |

### RESERVE COMPUTATION

| Line | Description | Amount | Code |
|---|---|---|---|
| 20. | Excess of total debits over total credits (line 19 less line 11) ▼49 | $ | 4480 |
| 21. | Excess of *total credits over total debits* (line 11 less line 19) | 384,538 | 4490 |
| 22. | If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits | 403,764 | 4500 |
| 23. | Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period | 1,512,913 | 4510 |
| 24. | Amount of deposit (or withdrawal) including $ [4515] value of qualified securities | (800,000) | 4520 |
| 25. | New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities | $ 712,913 | 4530 |
| 26. | Date of deposit (MMDDYY) | | 4540 |

### FREQUENCY OF COMPUTATION

27. Daily▼50 ____ [4332] Weekly ____ [4333] Monthly ____ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

**Waters, Parkerson & Co., Inc.**
Reconciliation Of Computation Of Reserve Requirements
With The Most Recent FOCUS Report Filed By Firm
December 31, 2006

Schedule 2 (continued)

**Note:** Pursuant to Rule 17a-5(d)(4), we noted material differences between the computation of reserve requirements presented in Schedule 2, page 16 of this report, and the computation filed previously by the firm in the most recent FOCUS Report; accordingly, a reconciliation is not necessary.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART II

BROKER OR DEALER Waters, Parkerson & Co., Inc. as of 12/31/06

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

### EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ............ 52 $ ______ [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained ............ ______ [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 51 ______ [4335] ______ [4570]

D. (k)(3) — Exempted by order of the Commission ............ ______ [4580]

### Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B ............ $ 00 [4586]

   A. Number of items ............ 00 [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D ............ $ 00 [4588]

   A. Number of items ............ 53 00 [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ............ Yes X [4584] No ______ [4585]

### NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

**PEDELAHORE & CO., LLP**
*Certified Public Accountants*

## Independent Auditor's Report On Internal Accounting Control Required By SEC Rule 17a-5

To the Board of Directors
Waters, Parkerson & Co., Inc.
New Orleans, Louisiana

In planning and performing our audit of the financial statements of Waters, Parkerson & Co., Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and



1010 Common Street, Suite 2100, New Orleans, LA 70112 (504)522-8708
103 N. Laurel St., Amite, LA 70422 (985)748-4108 ◊ 1801 CM Fagan Drive, Suite 2, Hammond, LA 70403 (985)230-0049
Members – American Institute of CPA's – Society of Louisiana CPA's

procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant control deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pedelaborn & Co., LLP

February 26, 2007

END